AmerUs Group
699 Walnut Street, Suite 2000
Des Moines, IA 50309-3948
(515) 362-3600
(515) 362-3648 Fax
March 2, 2006
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re: AmerUs Group Co. Annual Report on Form 10-K (“Report”) for the fiscal year ended December 31, 2004 (File No. 001-15166).
Dear Mr. Rosenberg:
     In our conversation with Vanessa Robertson on February 23, 2005, we agreed to provide additional information for three of the comments which we had previously responded to in a communication dated February 1, 2006. As requested, we have provided supplemental information and have indicated in each response necessary changes in our disclosure to be included in future filings. Our responses are numbered to correspond to your comments.
Comment 1 — Annuity and Other Non-life Insurance Payments in the Summary of Contractual Obligations and Commitments
     We note that the amount presented for annuity and other non-life insurance payments does not agree to the balance sheet. Please provide to us a reconciliation and discussion that explains how this number relates to the amounts presented in your balance sheet.
     We have revised the Summary of Contractual Obligations and Commitments table to include the carrying balances of future life and annuity policy benefits and policyowner funds as included in the consolidated balance sheet. The following is the proposed table that will be included in the December 31, 2005 Form 10-K. The totals for the future life and annuity policy benefits and policyowner funds in the table will agree to the respective carrying balances on the consolidated balance sheet.

	Payments due by period
Obligation	Total	2006	2007	2008	2009	2010	Thereafter
			($ in thousands)
Notes payable	$556,051	$2,547	$890	$145,009	$2,329	$8,103	$397,173
Operating leases	13,792	5,188	4,912	2,907	785	—	—
Interest payable (1)	315,547	35,333	35,247	27,735	26,289	26,615	164,328
Derivatives in payable position (2)	708	15	—	—	595	4	94
Securities lending and borrowing obligations (3)	612,803	612,803	—	—	—	—	—
Future life and annuity policy benefits (4)	19,486,854	1,958,715	1,691,179	1,607,199	1,551,195	1,485,000	11,193,566
Policyowner funds (4)	1,483,873	207,125	315,979	239,004	158,858	117,616	445,291
Purchase obligations	—	—	—	—	—	—	—

Total	$22,469,628	$2,821,726	$2,048,207	$2,021,854	$1,740,051	$1,637,338	$12,200,452

(1)	Future interest payments on notes payable at December 31, 2005.

(2)	The obligation is included in other investments on the consolidated balance sheet.

(3)	The obligation is included in accrued expenses and other liabilities on the consolidated balance sheet.

(4)	Payments for future life and annuity policy benefits and policyowner funds represent management’s estimate of surrenders, mortality and morbidity activity associated with the policies.
Comment 2 — Critical Accounting Policies for DAC and VOBA
     Please provide to us in disclosure type format the impacts that changes in these estimates have had in the period presented.
     We understand that you have no further comments on this item.
Comment 3 — Quantitative and Qualitative Disclosures about Market Risk
     We note that you reference to your discussion in note 4 related to the derivative instruments in this discussion. It does not seem that the discussion included in that note provides sufficient information, such as the fair value of the options that come due in each of the next five years, to understand the quantified impact that these derivatives will have on your financial information. Please provide to us in disclosure type format the information that details the impact and sensitivity that these financial instruments will have on your financial statements.
We understand that you have no further comments on this item.
Comment 4 — Income Taxes
     Please explain to us in greater detail what resulted in the release of certain tax accrual reserves. Include specifically the information available that resulted in the original recording of the provisions and what changed to result in the release of these accruals in the current year.

     We will provide in our 2005 Form 10-K the information as described in the original response to Comment 4 in our correspondence dated February 1, 2006 and will include the following additional disclosure for income tax accruals:
     The effective income tax rate for 2005 and 2004 varied from the prevailing corporate rate primarily as a result of tax exempt income, reductions in the income tax accrual and reductions in the deferred tax valuation allowance.
     The accrual reductions were for the release of provisions originally established for potential tax adjustments related to open Internal Revenue Service exam years ranging from 1997 through 2003 which were settled or eliminated during 2005 and 2004. The accrual was reduced $19.9 million in 2005 primarily related to the settlement of the tax treatment of a leveraged lease investment and the determination of taxable income of some partnership investments. The accrual was reduced $16.7 million in 2004 primarily related to the settlement of the deductibility of interest expense and the tax treatment of partial redemptions of adjustable conversion rate equity securities, the tax treatment of corporate owned life insurance, the deductibility of demutualization costs and acquisition costs, and the tax treatment of derivative costs and derivative gains and losses. The accrual estimate was also revised downward in 2004 as negotiations progressed on the leveraged lease investment. Additionally, there was an approximate $3.7 million accrual reduction in 2004 for the overpayment of tax in prior years for which a refund is expected.
     The deferred tax asset valuation allowance was reduced $4.7 million in 2005 and $16.4 million in 2004 as a result of the realization of capital loss carryforwards.
     The effective income tax rate for 2005 also varied from the prevailing corporate rate due to additional income tax expense of $6.6 million incurred in the restructuring of our joint venture interest with Ameritas in which our interest in AVLIC was sold to Ameritas. The additional tax expense related to the reversal of taxable temporary differences during 2005 without the benefit of previously anticipated dividends received deductions.
     The effective income tax rate excluding the accrual reductions, the valuation allowance reduction, and the additional tax on the joint venture sale was 33.5% and 33.2% for 2005 and 2004, respectively. The effective income tax rate for 2003 varied from the prevailing corporate rate primarily due to tax exempt income.
Comment 5 — Commitments and Contingencies
     We note your discussion on page F-46 of a class action lawsuit in the State of California and that the plaintiffs are seeking a variety of damages. Please provide to us in disclosure type format a discussion of the actual stated dollar amounts that are being sought for with these damages as we feel that this represents the upper end of the range of potential outcomes related to this lawsuit. If no actual amounts are disclosed, then make it clear that there is not an expressed amount in the lawsuit and why you are unable to include such amounts or at least a discussion of these amounts given that you should be able to determine at a minimum the surrender charges subject to restitution.

     We will provide the following disclosure in our 2005 Form 10-K in the legal proceedings section and commitments and contingencies footnote:
     AmerUs is routinely involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings arising in the ordinary course of its business. In recent years, the life insurance industry, including AmerUs Group Co. and its subsidiaries, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance purchasers, questioning the conduct of insurers and their agents in the marketing of their products. AmerUs’ pending lawsuits raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the underlying facts of each matter, novel legal issues, variations between jurisdictions in which matters are being litigated, differences in applicable laws and judicial interpretations, the length of time before many of these matters might be resolved by settlement or through litigation and, in some cases, the fact that many of these matters are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined, the fact that many of these matters involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear, and the current challenging legal environment faced by large corporations and insurance companies. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning compliance by AmerUs and others with applicable insurance and other laws. AmerUs responds to such inquiries and cooperates with regulatory examinations in the ordinary course of business.
     During 2005 nationwide class actions were filed on April 7, 2005 (United States District Court for the Central District of California), April 25, 2005 (United States District Court for the District of Kansas), May 19, 2005 (United States District Court for Eastern District of Pennsylvania), August 29, 2005 (United States District Court for the Middle District of Florida), November 8, 2005 (United States District Court for the Eastern District of Pennsylvania) and December 8, 2005 (United States District Court for the Eastern District of Pennsylvania) on behalf of certain purchasers of our products against AmerUs Group Co. and/or certain of its subsidiaries (including American and ALIC). On July 7, 2005 a statewide class action was also filed on behalf of certain purchasers of our products in the United States District Court for the Middle District of Florida against many of these same AmerUs entities. The aforementioned lawsuits relate to the use of purportedly inappropriate sales practices and products in the senior citizen market. The complaints allege, among other things, the unauthorized practice of law involving the marketing of estate or financial planning services, the lack of suitability of the products, the improper manner in which they were sold, including pretext sales and non-disclosure of surrender charges, as well as other violations of the state consumer and insurance laws. The plaintiffs in the lawsuits seek compensatory damages, rescission, injunctive relief, treble and/or punitive damages, attorneys fees and other relief and damages. In November 2005, each of the aforementioned lawsuits as well as certain other statewide class actions and individual lawsuits were assigned to the United States District Court for the Eastern District of Pennsylvania for coordinated and consolidated pretrial proceedings.

     On February 10, 2005, the California Attorney General and the Insurance Commissioner of the State of California filed suit in the California Superior Court for the County of Los Angeles against American and certain other subsidiaries of AmerUs Group Co. alleging the unauthorized practice of law, claims related to the suitability of the products for, and the manner in which they were sold to, the senior citizen market, including violations of California’s insurance code and unfair competition laws. The plaintiffs seek civil penalties, restitution, injunctive relief and other relief and damages.
AmerUs Group Co. and certain of its subsidiaries are among the defendants in a lawsuit by the Attorney General of Pennsylvania on behalf of certain Pennsylvania residents, some of whom were purchasers of our products alleging, in part, claims related to the marketing of our products to senior citizens and violations of consumer protection laws. The plaintiffs seek fines, restitution, injunctive and other relief.
     In November 2005, the Superior Court of the State of California for the County of San Luis Obispo approved a settlement of a statewide class of annuity holders and purchasers of estate planning services, Cheves v American Investors Life Insurance Company, Family First Estate Planning and Family First Insurance Services, et al. The allegations in this case involved claims of breach of contract, misrepresentation, unfair competition and deceptive trade practices. Given the charges previously taken regarding this matter, AmerUs does not anticipate that any additional charges will be required as a result of this settlement.
     In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. Some of these claims and legal actions are in jurisdictions where juries are given substantial latitude in assessing damages, including punitive and exemplary damages. Often more specific information beyond the type of relief sought is not available because plaintiffs have not requested more specific relief in their court pleadings. In our experience, monetary demands in plaintiffs’ court pleadings bear little relation to the ultimate loss, if any, to AmerUs. Estimates of possible losses or ranges of losses for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. It is possible that AmerUs’ results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period.
     We appreciate your comments because we continually strive to produce high quality disclosure in our reports and are always open to suggestions for further improving our disclosure. We also acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosure in the Report, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Report and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should you have any questions, please contact me at 515-362-3630 or Melinda Urion at 515-362-3690.
Sincerely,
/s/ Brenda J. Cushing
Brenda J. Cushing
Senior Vice President and
Controller